SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             STARWOOD LODGING TRUST
                          STARWOOD LODGING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Shares of Beneficial Interest, $.01 par value
                          Common Stock, $.01 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   855905 20 4
                                   -----------
                                 (CUSIP Number)

James P. Walker, Esq.                           Gregory P. Patti, Jr., Esq.
c/o Prudential Real Estate Investors            O'Melveny & Myers LLP
8 Campus Drive                                  The Citicorp Center
Parsippany, New Jersey  07054                   153 East 53rd Street, 54th Floor
(201) 683-1690                                  New York, New York 10022-4611
                                                (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


CUSIP No. 855905 20 4

--------
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            The Prudential Insurance Company of America

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            (Intentionally Omitted)
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|

                                                                       (b) |_|
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                     00
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     New Jersey
--------------------------------------------------------------------------------
NUMBER OF            7     SOLE VOTING POWER
SHARES BENEFICIALLY        4,533,537 Paired Shares consisting of (i) 2,779,500
OWNED BY EACH              Paired Shares beneficially owned by The Prudential
REPORTING PERSON           Insurance Company of America and (ii) 1,754,037 Units
                           beneficially owned by The Prudential Insurance
                           Company of America that may be exchanged, under
                           certain circumstances, for Paired Shares on a
                           1-for-1 basis.
                           -----------------------------------------------------
                     8     SHARED VOTING POWER
                           - 0 -
                           -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                           4,533,537 Paired Shares consisting of (i)
                           2,779,500 Paired Shares beneficially owned by
                           The Prudential Insurance Company of America and
                           (ii) 1,754,037 Units beneficially owned by The
                           Prudential Insurance Company of America that may
                           be exchanged, under certain circumstances, for
                           Paired Shares on a 1-for-1 basis.
                           -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           - 0 -
                           -----------------------------------------------------
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,533,537 Paired Shares consisting of (i) 2,779,500 Paired Shares beneficially owned by The Prudential Insurance Company of America and (ii) 1,754,037 Units beneficially owned by The Prudential Insurance Company of America that may be exchanged, under certain circumstances, for Paired Shares on a 1-for-1 basis.
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                    |X|
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.1%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
              IC, CO, IA
--------------------------------------------------------------------------------


                               Page 2 of 14 Pages

ITEM 1. SECURITY AND THE ISSUER

            This Statement on Schedule 13D (this "Statement") relates to shares of beneficial interest, par value $.01 per share (the "Trust Shares"), of Starwood Lodging Trust, a Maryland real estate investment trust (the "Trust"), and shares of common stock, par value $.01 per share (the "Corporation Shares"), of Starwood Lodging Corporation, a Maryland corporation (the "Corporation" and together with the Trust, the "Companies"). Pursuant to a pairing agreement between the Trust and the Corporation, the Trust Shares and the Corporation Shares are "paired" and may only be held and transferred in units consisting of one Trust Share and one Corporation Share (collectively, a "Paired Share"). Accordingly, this Statement on Schedule 13D is filed with respect to Paired Shares and relates to both the Trust and the Corporation.

            The Trust is the general partner of SLT Realty Limited Partnership, a Delaware limited partnership ("SLT"), and the Corporation is the general partner of SLC Operating Limited Partnership, a Delaware limited partnership ("SLC"). The limited partnership interests of SLT and SLC (one limited partnership unit in SLT, together with one limited partnership unit of SLC, are together referred to herein as a "Unit") may be exchanged, under certain circumstances, for Paired Shares on the basis of one Unit for one Paired Share.

            The name and address of the principal executive offices of the Trust are as follows: Starwood Lodging Trust, 2231 East Camelback Road, Suite 400, Phoenix, AZ 85016. The name and address of the principal executive offices of the Corporation are as follows: Starwood Lodging Corporation, 2231 East Camelback Road, Suite 410, Phoenix, AZ 85016.

ITEM 2. IDENTITY AND BACKGROUND

            This Statement is filed by The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), with respect to the acquisition by Prudential of Paired Shares and Units on February 14, 1997. Prudential holds such Paired Shares and Units on behalf of one of its commingled separate accounts, Prudential Property Investment Separate Account II ("PRISA II"). PRISA II is not a legal entity separate from Prudential for purposes of this Statement.

            In addition, prior to February 14, 1997 Prudential held other Paired Shares on behalf of one of its other commingled separate accounts, Prudential Diversified Investment Strategies ("Prudential Diversified"), and continues to hold such Paired Shares. Prudential Diversified is not a legal entity separate from Prudential for purposes of this Statement.


                               Page 3 of 14 Pages

            Prudential is an insurance company, and the address of its principal business and principal office is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102.

            During the past five years, none of Prudential and, to the knowledge of Prudential, the executive officers or directors of Prudential has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the past five years, none of Prudential and, to the knowledge of Prudential, the executive officers or directors of Prudential has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Certain information required by Item 2 concerning directors and executive officers of Prudential is set forth on Schedule A hereto, which Schedule A is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Pursuant to a Contribution Agreement (the "Contribution Agreement") dated as of January 15, 1997 by and among SLT, SLC, SLT Financing Partnership, a Delaware general partnership ("SLT Financing" and together with SLT and SLC, the "Starwood Partnerships"), the Trust, the Corporation, and the other parties listed on the signature pages thereto, Prudential contributed to the Starwood Partnerships (a)(i) certain limited liability company membership interests, limited partnership interests, joint venture interests and general partnership interests owned by Prudential on behalf of PRISA II in a total of ten limited liability companies, limited partnerships, joint ventures and general partnerships, each of which entities (the "Property Companies") owned a single hotel (a "Hotel") and (ii) certain tangible and intangible personal property assets owned by the Property Companies in connection with the operation of the Hotels, in exchange for (b) (i) 4,529,037 Units, (ii) approximately $2,340,000 in cash, (iii) $72,000,000 represented by a joint note of Trust and SLT (described more fully below) and (iv) the assumption by Trust and SLT of certain debt encumbering the Hotels.

            The Contribution Agreement contemplates that Prudential receive Units, cash and the assumption of certain debt in exchange for its interests in the Property Companies and the intangible and tangible assets referenced in


                               Page 4 of 14 Pages
clause (a)(ii) above. In lieu of the payment of $72,000,000 in cash to Prudential on the Closing Date pursuant to the terms of the Contribution Agreement, Prudential orally agreed with SLT and the Trust to accept a joint note in the principal amount of $72,000,000. Subsequent to such oral agreement, Prudential agreed to make a short term loan to SLT and the Trust in the principal amount of $25,500,000 to cover the cost of paying down certain debt on the Hotels to be assumed by SLT and the Trust pursuant to the Contribution Agreement. Accordingly, a joint note in the principal amount of $97,500,000 (the "Note") was issued to Prudential by SLT and the Trust on February 14, 1997 (the "Closing Date").

            Pursuant to the terms of the Note, SLT and the Trust jointly and severally agree to pay (i) $25,500,000, together with interest accrued thereon, on or prior to February 20, 1997 and (ii) the balance of the Note, together with interest accrued thereon, on April 15, 1997 (unless SLT and the Trust notify Prudential on or prior to April 11, 1997 of their election to extend the date of payment, in which case the date of payment shall be extended to May 14, 1997). Interest on the unpaid principal amount of the Note accrues at a fixed rate per annum equal to 7.00%; provided that any amount not paid when due bears interest at a rate that is 6.00% per annum in excess of the rate of interest otherwise payable under the Note. On February 20, 1997 SLT and the Trust paid $25,500,000, plus accrued interest, to Prudential pursuant to the terms of the Note.

            The foregoing descriptions of the Contribution Agreement and the Note are qualified in their entirety by reference to the Contribution Agreement and the Note, respectively, copies of which are filed as Exhibit I and Exhibit II hereto and are incorporated herein by reference.

            On the Closing Date, immediately after the closing of the transactions contemplated by the Contribution Agreement, Prudential tendered 2,775,000 Units to the Companies pursuant to the Units Exchange Rights Agreement referenced in Item 6 in exchange for 2,775,000 Paired Shares.

ITEM 4. PURPOSE OF TRANSACTION

            Prudential acquired and is holding the Units and Paired Shares owned by it on behalf of PRISA II and the Paired Shares owned by it on behalf of Prudential Diversified for investment purposes and without the intention of effecting a change in control of the Companies or SLT or SLC. Notwithstanding the foregoing, depending on market conditions, Prudential may choose to acquire additional Units or Paired Shares, exchange some of its Units for Paired Shares, or dispose of some or all of its Units or Paired Shares.


                               Page 5 of 14 Pages

            Except as set forth in the three immediately following sentences, neither Prudential, nor to Prudential's knowledge, any of the persons identified on Schedule A has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D. Pursuant to the terms of the Contribution Agreement, the Trust shall not later than fifteen days after the Closing Date take all necessary action to increase the number of trustees of the Trust by two and, subject to certain approvals of the gaming authorities of Clark County, Nevada and the State of Nevada, nominate and support for election to the board of trustees of the Trust Gary M. Mendell, the President of the Trust (and one of the indirect owners of the Property Companies prior to the Closing Date), and Roger S. Pratt, a managing director of Prudential. Pursuant to the terms of the Contribution Agreement, for so long as Prudential shall maintain the Minimum Share Ownership (as defined below), Prudential shall continue to be entitled to designate, subject to certain approvals of the gaming authorities of Clark County, Nevada and the State of Nevada, one representative to be nominated for election to the board of trustees of the Trust at any annual or special meeting of the shareholders of the Trust called for the purpose of electing trustees. "Minimum Share Ownership" means either (i) ownership by Prudential of a total number of Units plus Paired Shares which (in the aggregate) equals fifty percent (50%) or more of the aggregate number of Units received by Prudential on the Closing Date pursuant to the Contribution Agreement, or (ii) that Prudential is one of the five largest shareholders of the Trust on a fully diluted basis (assuming, for purposes of such calculation, that all outstanding Units (other than those owned by the Trust and the Corporation) have been converted into Paired Shares).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) Prudential beneficially owns 2,779,500 Paired Shares, or approximately 6.5% of the 42,924,490 Paired Shares issued and outstanding as of the Closing Date (after giving effect to the issuance to Prudential of 2,775,000 Paired Shares on the Closing Date). Of such 2,779,500 Paired Shares, Prudential beneficially owns 2,775,000 Paired Shares on behalf of PRISA II and 4,500 Paired Shares on behalf of Prudential Diversified. In addition, Prudential beneficially owns on behalf of PRISA II 1,754,037 Units that may be exchanged, under certain circumstances, for Paired Shares on a 1-for-1 basis. If all of the Units beneficially owned by Prudential were exchanged for Paired Shares, Prudential would beneficially own 4,533,537 Paired Shares, or approximately 10.1% of the 44,678,527 Paired Shares that would be issued and outstanding after such exchange, based on the number of Paired Shares issued and outstanding as of the Closing Date. The


                               Page 6 of 14 Pages

Declaration of Trust of the Trust and the Certificate of Incorporation of the Corporation, however, prohibit any person from directly or indirectly owning more than 8% of the Paired Shares.

            Prudential Securities Inc., an indirect wholly-owned subsidiary of Prudential ("PSI"), beneficially owns 27,875 Paired Shares in certain discretionary accounts on behalf of clients of PSI. Prudential disclaims beneficial ownership of such Paired Shares because the management of PSI, and not Prudential, directs the disposition and/or voting, if any, of such Paired Shares.

            (b) Prudential has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Paired Shares beneficially owned by it.

            (c) Except as specified above in Item 3, Prudential has not effected any transactions in the Paired Shares or Units during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

            As described in Item 3 above, Prudential entered into the Contribution Agreement as of January 15, 1997. Pursuant to the terms of the Contribution Agreement, on the Closing Date Prudential was issued 4,529,037 Units and entered into the partnership agreements of SLT and SLC. Immediately following the issuance of such Units, Prudential exchanged 2,775,000 of such Units for 2,775,000 Paired Shares. As described in Item 4 above, the Contribution Agreement (i) obligates the Trust to nominate and support for election to the board of trustees of the Trust Gary M. Mendell, the President of the Trust (and one of the indirect owners of the Property Companies prior to the Closing Date), and Roger S. Pratt, a managing director of Prudential and (ii) grants Prudential the right to continue to be entitled to designate one representative to be nominated for election to the board of trustees of the Trust at any annual or special meeting of the shareholders of the Trust called for the purpose of electing trustees for so long as Prudential maintains the Minimum Share Ownership. The foregoing description of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement, a copy of which is filed as Exhibit I hereto and is incorporated herein by reference.


                               Page 7 of 14 Pages

            Prudential also entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of February 14, 1997 among the Trust, the Corporation, Prudential and the persons listed on the signature pages thereto. Pursuant to the terms of the Registration Rights Agreement, the Trust and the Corporation have agreed, prior to the date that is six months after the date of the Registration Rights Agreement, to file a registration statement under Rule 415 of the Securities Act of 1933, as amended, registering the Paired Shares to be issued to Prudential and the other parties to the Registration Rights Agreement upon the exchange of the Units issued to them pursuant to the Contribution Agreement. The Trust and the Corporation agree in the Registration Rights Agreement to use their reasonable efforts to keep such registration statement effective until all of the Paired Shares covered thereby have been sold. In the event that the Trust and the Corporation are unable to cause such registration statement to be declared effective or are unable to keep such registration statement effective for such period, Prudential and the other parties thereto have been granted certain other demand, shelf and piggyback registration rights as set forth therein. The foregoing description of the Registration Rights Agreement is qualified in its entirely by reference to such Registration Rights Agreement, a copy of which is filed as Exhibit III hereto and is incorporated herein by reference.

            Prudential also entered into a Units Exchange Rights Agreement (the "Exchange Rights Agreement") dated as of February 14, 1997 among the Trust, the Corporation, SLT, SLC, Prudential and the persons listed on the signature pages thereto. Pursuant to the terms of the Exchange Rights Agreement, Prudential has the right to tender the Units owned by it to the Trust and the Corporation. Not later than fifteen days after such tender, the Trust and the Corporation shall elect to pay for such Units by delivering to Prudential either (i) Paired Shares (based on a one Unit for one Paired Share exchange ratio), (ii) cash (based on the average closing price for Paired Shares for the ten trading day period ending one day prior to the date of such tender) or (iii) a combination of Paired Shares and cash. Under no circumstances may Paired Shares or cash be issued or paid in respect of any tender of Units if, among other things: (i) such issuance or payment would result in any entity owning Paired Shares in excess of 8% of the outstanding Paired Shares, (ii) such issuance or payment would result in the Trust not satisfying certain requirements under the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the qualification of the Trust under the Code as a real estate investment trust or (iii) if certain regulatory approvals, including without limitation approvals of the gaming authorities of the State of Nevada and Clark County, Nevada, with respect to such issuance and payment have not been obtained. The foregoing description of the Exchange


                               Page 8 of 14 Pages

Rights Agreement is qualified in its entirety by reference to the Units Exchange Rights Agreement, a copy of which is filed as Exhibit IV hereto and is incorporated herein by reference.

            The filing of this Statement should not be construed as an admission that Prudential is or was for the purposes of Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Paired Shares listed herein

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit No.             Description
      -----------             -----------

           I             Contribution Agreement
                         dated as of January 15,
                         1997

          II             Purchase Money
                         Promissory Note dated
                         as of February 14, 1997

          III            Registration Rights
                         Agreement dated as of
                         February 14, 1997

          IV             Units Exchange Rights
                         Agreement dated as of
                         February 14, 1997


                               Page 9 of 14 Pages

                                 Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 1997

THE PRUDENTIAL INSURANCE COMPANY
  OF AMERICA

By:  /s/ Roger S. Pratt
   -----------------------
     Name:  Roger S. Pratt
     Title: Vice President


                               Page 10 of 14 Pages

                                   SCHEDULE A

      Additional information required by Item 2 of Schedule 13D.

      Set forth below is the name and business address of each executive officer or director of Prudential. Each of such persons is a citizen of the United States of America, except that Richard M. Thomson is a citizen of Canada.

DIRECTORS

Name                       Principal Occupation/     Address
                           Title
----                       ---------------------     -------

Franklin E. Agnew          Business Consultant       USX Tower
                                                     Suite 660
                                                     600 Grant Street
                                                     Pittsburgh, PA 15219

Frederic K. Becker         President                 Wilentz Goldman & Spitzer
                                                     90 Woodbridge Center Drive
                                                     Suite 900
                                                     Woodbridge, NJ 07095

William W. Boeschenstein   Former Chairman & CEO     Owens-Corning Fiberglas
                                                      Corporation
                                                     One Seagate, Suite 1530
                                                     Toledo, OH  43604

Lisle C. Carter, Jr.       Former Senior Vice        The Prudential Insurance
                           President and General      Company of America
                           Counsel, United Way of    Prudential Plaza
                           America                   751 Broad Street
                                                     Newark, NJ 07102

James G. Cullen            Vice Chairman             Bell Atlantic Corp.
                                                     1310 North Court House Road
                                                     11th Floor
                                                     Arlington, VA 22201

Carolyne K. Davis          Health Care Advisor       Ernst & Young
                                                     1225 Connecticut Avenue, NW
                                                     Washington, DC 20036

Roger A. Enrico            Chief Executive Officer   PespiCo
                                                     700 Anderson Hill Road
                                                     Purchase, NY 10577

Allan D. Gilmour           Former Vice Chairman,     The Prudential Insurance
                            Ford Motor Company        Company of America
                                                     751 Broad Street
                                                     Newark, NJ 07102

William H. Gray III        President and CEO         United Negro College Fund,
                                                     Inc.
                                                     8260 Willow Oaks Corp.
                                                      Drive
                                                     P.O. Box 10444
                                                     Fairfax, VA 22031-4511


                               Page 11 of 14 Pages

Jon F. Hanson              Chairman                  Hampshire Management
                                                      Company
                                                     235 Moore Street, Suite 200
                                                     Hackensack, NJ 07601

Constance J. Horner        Guest Scholar             The Brookings Institution
                                                     1775 Massachusetts
                                                      Avenue, NW
                                                     Washington, DC 20036-2188

Allen F. Jacobson          Former Chairman and CEO   Minnesota Mining &
                                                     Manufacturing (3M)
                                                     3050 Minnesota World Trade
                                                      Center
                                                     30 Seventh Street East
                                                     St. Paul, MN 55101-4901

Burton G. Malkiel          Professor                 Princeton University Dept.
                                                     of Economics
                                                     110 Fisher Hall
                                                     Prospect Avenue
                                                     Princeton, NJ 08544-1021

Arthur F. Ryan             Chairman, CEO and         The Prudential Insurance
                           President                  Company of America
                                                     751 Broad Street
                                                     Newark, NJ 07102

Charles R. Sitter          Former President          Exxon Corporation
                                                     5959 Las Colinas Boulevard
                                                     Irving, TX 75039-2298

Donald L. Staheli          Chairman and CEO          Continental Grain Company
                                                     277 Park Avenue
                                                     New York, NY 10172

Richard M. Thomson         Chairman and CEO          The Toronto-Dominion Bank
                                                     P.O. Box 1
                                                     Toronto-Dominion Centre
                                                     Toronto, Ontario
                                                     Canada M5K 1A2

James A. Unruh             Chairman and CEO          Unisys Corporation Township
                                                     Line and Union Meetings
                                                      Roads
                                                     P.O. Box 500
                                                     Blue Bell, PA 19424-0001

P. Roy Vagelos, M.D.       Former Chairman and CEO   Merck & Co., Inc.
                                                     One Crossroads Drive
                                                     Building A, 3rd Floor
                                                     Bedminster, NJ 07921

Stanley C. Van Ness, Esq.  Counselor at Law          Picco Herbert Kennedy
                                                     One State Street Square
                                                     Suite 1000
                                                     Trenton, NJ 08607-1388

Paul A. Volcker            Chairman and CEO          Wolfensohn & Co., Inc.
                                                     599 Lexington Avenue
                                                     New York, New York 10022

Joseph H. Williams         Director                  The Williams Companies,
                                                      Inc.
                                                     One Williams Center
                                                     Tulsa, OK 74172


                               Page 12 of 14 Pages

EXECUTIVE OFFICERS

Name                       Principal Occupation/      Address
                           Title
----                       ---------------------      -------

Arthur F. Ryan             Chairman of the Board,     The Prudential Insurance
                            Chief Executive            Company of America
                            Officer and President     Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

E. Michael Caulfield       Chief Executive Officer,   The Prudential Insurance
                           Money Management Group      Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

Michele Darling            Executive Vice President,  The Prudential Insurance
                           Human Resources            Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

Mark B. Grier              Chief Financial Officer    The Prudential Insurance
                                                       Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

Roger A. Lawson            Executive Vice President,  The Prudential Insurance
                           Marketing and Planning      Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

John V. Scicutella         Operations and Systems     The Prudential Insurance
                            Executive Officer          Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

William F. Yelverton       Chief Executive Officer,   The Prudential Insurance
                           Individual Insurance        Company of America
                           Group                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777


                               Page 13 of 14 Pages

                                  EXHIBIT INDEX

    Exhibit No.                Exhibit Name                    Page No.
    -----------                ------------                    --------

        I            Contribution Agreement dated
                     as of January 15, 1997

        II           Purchase Money Promissory Note
                     dated as of February 14, 1997

        III          Registration Rights Agreement
                     dated as of February 14, 1997

        IV           Units Exchange Rights Agreement
                     dated as of February 14, 1997


                               Page 14 of 14 Pages